UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 15, 2012

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   **ANGLOGOLD CREDIT RATING UPGRADED BY MOODY'S ON IMPROVED FUNDAMENTALS**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

15 March 2012

ANGLOGOLD CREDIT RATING UPGRADED BY MOODY'S ON IMPROVED FUNDAMENTALS

(AngloGold Ashanti) – AngloGold Ashanti is pleased to acknowledge that Moody's Investors Service today upgraded the issuer rating of AngloGold Ashanti Limited to Baa2 from Baa3, together with upgrading the senior unsecured debt obligations of the company's guaranteed subsidiary to Baa2, in recognition of significant improvements in the company's balance sheet position and operational performance.

"We've come a long way in three years, with the removal of our hedge book and restructuring of our balance sheet, which has provided upside to the operational turnarounds that have taken place at the same time," said AngloGold Ashanti Chief Financial Officer Srinivasan Venkatakrishnan. *"The Moody's upgrade of our international investment grade rating further strengthens our ability to execute our strategy to grow the business over the medium term."*

AngloGold Ashanti, the world's third-largest gold producer, is implementing its Project ONE business improvement initiative across its portfolio of 20 operations in 10 countries, on four continents, with the aim of enhancing productivity, efficiency and shareholder returns. The planned production increase of some 27% within three years is expected to be realised from projects in construction or scheduled for final approval in the coming months and is expected to be funded from internal sources.

Moody's cited operating improvements, including at AngloGold Ashanti's Geita mine in Tanzania, where the Project ONE helped the mine achieve higher production in 2011 of 498,000oz at a total cash cost of $536/oz, compared to a low of 264,000oz at $728/oz in 2008. Moody's also pointed to improvement at the Obuasi mine in Ghana, where cash generation after all capital expenditure contributed $39m in 2011, from a cash drain of $94m in 2008.

AngloGold Ashanti reported net debt of $610m at the end of 2011, compared with earnings before interest, tax and depreciation (EBITDA) of $3bn for the year. While EBITDA has almost tripled since 2008, when the company's new management team launched its new strategy to remove the hedge book, strengthen the balance sheet and position the company for expansion, annual cash flow from operating activities has increased more than fourfold over the same period, to $2.66bn in 2011.

The upgrade from Moody's has the potential to further improve AngloGold Ashanti's cost of capital. The company, the first corporate in South Africa to issue 30-year, investment-grade debt, has outstanding a $300m bond due in 2040 and a $700m bond due on 2020.

JSE Sponsor: UBS

ENDS

Contacts

	Tel:			E-mail:
Alan Fine (Media)	+27 (0) 11 637- 6383	/	+27 (0) 83 250 0757	afine@anglogoldashanti.com
Mike Bedford (Investors)	+27 (0) 11 637 6273	/	+27 (0) 82 3748820	mbedford@anglogoldashanti.com
Stewart Bailey (Investors)	+1 212 836 4303	/	+1 646 338 4337	sbailey@anglogoldashanti.com

Certain statements made in this communication, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of announced mergers and acquisitions transactions, AngloGold Ashanti's liquidity, capital resources and capital expenditure and the outcome and consequences of any litigation or regulatory proceedings or environmental issues, contain certain forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these and other factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2010, which was distributed to shareholders on 29 March 2011 and the company's 2010 annual report on Form 20-F, which was filed with the Securities and Exchange Commission in the United States on May 31, 2011. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today's date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 15, 2012

By: /s/ L Eatwell
Name: L EATWELL
Title: Company Secretary